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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700
(No. and Street)

Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Tomlinson (816) 285-6400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

1201 Walnut St., Suite 2200 (Address) Kansas City (City) MO (State) 64106 (Zip Code)

SEC Mail Processing Section FEB 18 2020 Washington DC 415

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

Securities and Exchange Commission Trading and Markets FEB 18 2020 RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

RMS EO

N

OATH OR AFFIRMATION

I, Jennifer Tomlinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

JODIE LYNN SCHULTZ
My Commission Expires
May 1, 2023
Platte County
Commission #19058546

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

GRANT THORNTON LLP
1201 Walnut Street, Suite 2200
Kansas City, MO 64106

D +1 816.412.2400
F +1 816.412.2404

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Tradebot Systems, Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Tradebot Systems, Inc. (a Missouri corporation) (the "Company") as of December 31, 2019, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 25,447,442
Investment securities	
Short-term investments	24,902,135
Trading securities	1,567,461
Receivables from brokers, dealers, and clearing organizations	3,058,779
Prepaid and other current assets	410,165
TOTAL CURRENT ASSETS	55,385,982
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	14,371,560
Aircraft	6,754,034
Leasehold improvements	2,424,540
Office furniture and fixtures	546,670
	24,096,804
Less accumulated depreciation and amortization	(19,816,763)
NET PROPERTY AND EQUIPMENT	4,280,041
OTHER ASSETS	5,276,642
TOTAL ASSETS	$ 64,942,665
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	$ 1,897,818
Securities sold, not yet purchased	1,675,284
Accrued expenses and other current liabilities	644,016
Income taxes payable	7,923
TOTAL CURRENT LIABILITIES	4,225,041
TOTAL LIABILITIES	4,225,041
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	60,716,624
TOTAL STOCKHOLDER'S EQUITY	60,717,624
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 64,942,665

See Notes to Financial Statements

TRADEBOT SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of business – Tradebot Systems, Inc. (the Company) uses internally developed automated software and proprietary valuation models to execute securities trades for its own account, which allows the Company to reinvest the same dollar-at-risk many times per trading day. The Company trades for its own account and does not execute or handle customer funds or securities transactions. The Company executes its trades on electronic stock exchanges and other alternative trading systems (Trading Venues).

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and a member of the Cboe BZX Exchange, Cboe BYX Exchange, Cboe EDGA Exchange, Cboe EDGX Exchange, NYSE Chicago, NASDAQ BX, NASDAQ PHLX, NASDAQ Stock Market, New York Stock Exchange, NYSE Arca, NYSE National, and NYSE American. The Company is a member of the National Securities Clearing Corporation and Depository Trust & Clearing Corporation and self clears substantially all securities transactions.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, money market accounts, and available funds held by brokers.

Investment securities – Trading securities, which represent exchange traded equities, are recorded at fair value, held overnight, and are generally liquidated on the following trading day. Securities transactions are recorded on the trade date, as if they had settled. Net profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis and included in net trading gains in the statement of operations. Unrealized gains and losses on all trading securities held are included in net trading gains in the statement of operations. The Company adopted ASC Topic 606, *Revenue from Contracts with Customers* (Topic 606) on January 1, 2018, however, the revenue guidance does not apply to net trading gains. Net trading gains are accounted for under other U.S. GAAP, and as a result, did not have an impact on the elements of the Company's statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition as receivables from brokers, dealers, and clearing organizations and accounts payable, respectively.

The Company also purchases investment securities issued by the U.S. government. These investments are generally short term in nature and are recorded at fair value. Interest income is recorded as earned and included in other income in the statement of operations. Unrealized gains and losses on all U.S. government investment securities held are included in other income in the statement of operations.

Receivables from brokers, dealers, and clearing organizations – Included in receivables from brokers, dealers, and clearing organizations are proceeds due from unsettled trading activity and liquidity rebates due from various Trading Venues. These receivables are generally received within 30 days. As of December 31, 2019 there were no receivables from brokers and dealers outstanding more than 30 days.

Summary of significant accounting policies (continued)

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist primarily of cash, cash equivalents, and receivables.

The Company maintains cash with various financial institutions and brokerage firms which are in excess of the federal depository insurance limit. Any losses related to uninsured balances could have a material adverse effect on the Company's financial statements.

The Company's receivables consist primarily of proceeds due from unsettled trading activity and liquidity rebates due from various Trading Venues. Liquidity rebates are received net of trading fees due to the same counterparties.

Property and equipment – Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method to the estimated residual value over the estimated useful lives of the assets, which range from three to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining lease term. Expenditures for repairs and maintenance are expensed as incurred.

Other assets – Included in other assets are deposits with clearing organizations and investments held at cost. The Company evaluates investments for impairment annually on December 31. As of December 31, 2019, no impairment was recorded.

Software development costs – The Company accounts for costs incurred for computer software developed or obtained for internal use in accordance with ASC 350, *Intangibles – Goodwill and Other*. All costs incurred in the development of the proprietary trading software have been expensed as incurred due to the frequency of modification to the underlying code and the useful life of such upgrades being less than one year at any point in time. Such costs amounted to approximately $2,700,000 for the year ended December 31, 2019. This amount is principally reported as employee compensation, bonuses, and benefits in the accompanying statement of operations.

Income taxes – The Company has elected to be an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the taxable income.

In 2008, the Company began operations in Kansas City, Missouri. As this jurisdiction does not recognize the flow through tax treatment of an S Corporation, the Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of ASC 740, *Income Taxes,* under which state and local deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities in this jurisdiction using tax rates expected to be in effect during the years in which the basis differences reverse.

The Company has no uncertain income tax positions. The Company would recognize interest accrued related to unrecognized tax benefits in other income and recognizes penalties in operating expenses. During the year ended December 31, 2019, the Company did not recognize any interest or penalties.

Exchange rebates – Rebates from Trading Venues are the result of trading volumes and adding and/or removing liquidity at these venues. There is a single performance obligation for rebates which is satisfied at the point in time when trades are executed on the trade date. Rebates are earned as revenue when trades are executed on the trade date and recognized

Summary of significant accounting policies (continued)

monthly. Rebates relate to trades completed in a specific calendar month, which are distinct from rebates earned from trades in any other calendar month. Rebates are received from Trading Venues on a monthly basis. At the end of each month, all performance obligations have been met and rebates are fixed and determinable. The Company adopted ASC Topic 606 as of January 1, 2018 using the modified retrospective method. The Company's revenue recognition methods prior to the adoption of Topic 606 are consistent with its methods after the adoption of Topic 606. Thus, as of December 31, 2019, the adoption of Topic 606 had no significant impact on the financial statements.

The timing of the revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and when the Company has an unconditional right to payment. The Company had receivables related to rebates from Trading Venues of $243,156 as of December 31, 2019.

Exchange, broker and clearance fees – Fees paid to Trading Venues are the result of adding and/or removing liquidity at these venues, accessing other alternative trading systems, and clearance of trades. These fees are recorded as expense on the accrual basis when incurred, which is generally when each trade occurs.

Subsequent events – The Company has evaluated subsequent events through the date the financial statements were issued and determined there were no such events to report.

Recent Accounting Pronouncements – *Leases* - In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842).* ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. In July of 2018, the FASB issued ASU 2018-10: *Codification Improvements to Topic 842, Leases.* ASU 2018-10 provides practical expedients when certain qualifying conditions are met. The Company adopted the new standard on January 1, 2019 by applying the modified retrospective method. The Company does not recognize lease assets and liabilities for those leases with terms of 12 months or less under the provisions of available practical expedients. As of December 31, 2019, the Company's leases were short term and the Company determined there was no material impact to its consolidated financial statements as a result of the adoption of this guidance.

Credit Losses - In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. In an effort to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, ASU 2016-13 replaces the current incurred loss impairment methodology with a methodology that recognizes an allowance for credit losses for the difference between the amortized cost basis and the amount of amortized cost that the Company expects to collect over the financial instrument's contractual life. The amendment requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The provisions of the new guidance will be effective January 1, 2020 and will affect the Company's receivables resulting from revenue transactions: Exchange rebates. Receivables arising from Exchange rebates are included in Receivables from brokers, dealers, and clearing organizations on the statement of financial condition. Upon adoption, the Company does not expect this guidance will have a material impact on its consolidated financial statements.

(2) **Income taxes**

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2016.

The Company follows the provisions related to uncertain tax positions as addressed in ASC 740. The Company has not identified any tax position at December 31, 2019 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility and therefore has not recorded any related liability. The Company had no accruals for interest and penalties at December 31, 2019.

The income tax benefit includes the following component:

	2019
Kansas City, Missouri profits and earnings tax (1%)	$ (28,566)

The Company had no temporary differences recorded as of December 31, 2019. There are no significant differences between the statutory and effective tax rates.

(3) **Fair value of financial instruments**

The Company records financial instruments at fair value on the statement of financial condition with unrealized gains and losses reflected in the statement of operations. The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* issued by the FASB defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level II — Inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. Level II inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Fair value of financial instruments (continued)

Level III — Unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. These inputs may include internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The fair value of the Company's cash, cash equivalents, and operating accounts receivable and payable approximate fair value due to their short term nature. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis.

Short-term investments – Domestic securities traded on a highly liquid secondary market are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified within Level I. These securities represent a wide range of industries.

Trading securities – Domestic securities traded on a national stock exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified within Level I. These securities represent a wide range of industries.

Securities sold, not yet purchased – Securities sold, not yet purchased reflect short positions in exchange traded equities and are valued based on the closing price (last sales price) of the underlying security. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified within Level I. These securities represent a wide range of industries.

The following table summarizes the valuation of the Company's financial instruments that are recorded at fair value on a recurring basis by ASC 820 pricing observability levels as of December 31, 2019:

	Level I	Level II	Level III	Total
Assets:				
Short-term investments (Treasury securities)	$ 24,902,135	$ -	$ -	$ 24,902,135
Trading securities (Equity securities)	1,567,461	-	-	1,567,461
Total assets for which the Company bears economic exposure	$ 26,469,596	$ -	$ -	$ 26,469,596
Liabilities:				
Equity securities sold, not yet purchased	$ 1,675,284	$ -	$ -	$ 1,675,284

(4) Agreement to pledge

The Company has a $50 million uncommitted collateralized financing facility (Facility) with its clearing bank. The Facility is designed as a repurchase agreement to mitigate potential market and liquidity risks associated with self-clearing. The Facility can be collateralized with cash, treasuries or trading securities. The Facility has an annual carrying fee of 20 basis points (bps) payable quarterly and a variable rate on drawdowns of LIBOR plus 150 bps. The Facility remains in full force and effect until either party provides written notice of termination. There were no amounts outstanding on the Facility as of December 31, 2019.

(5) Employee retirement plan

The Company matches employee contributions of up to 3% of gross salaries in a SIMPLE Individual Retirement Account. All employees are eligible to participate in the first month of employment. The Company's contribution amounted to $264,772 for the year ended December 31, 2019.

(6) Related party transactions

The Company's sole stockholder owns 100% of the outstanding equity of Tradebot Group, LLC (Group), a management company. During the year ended December 31, 2019, Group reimbursed the Company for the following shared expenses: salaries, $200,000 and overhead, $50,000. In addition, as of December 31, 2019, the Company had no accounts receivable from Group. Reimbursements are presented net of shared expenses within the employee compensation and general and administrative financial statement captions for salaries and overhead, respectively.

The Company's sole stockholder also owns 100% of the outstanding equity of Tradebot Ventures, Inc. (Ventures), a venture capital firm. During the year ended December 31, 2019, Ventures reimbursed the Company for the following shared expenses: salaries, $5,000 and overhead, $1,000. In addition, as of December 31, 2019, the Company had no accounts receivable from Ventures.

Ventures is the sole member of Tatora, LLC (Tatora), a communications provider. During the year ended December 31, 2019, the Company paid Tatora $1,919,250 for communications services provided. As of December 31, 2019, the Company had no accounts payable to Tatora and prepaid expenses of $159,938.

(7) Commitments and Contingencies

Operating leases – The Company leases its office space under a short term operating lease that expires in 2020. The future minimum rental payments required under this operating lease are $450,677 in 2020. Total rental expense under the above operating lease was $740,484 for the year ended December 31, 2019.

Contingencies – From time to time the Company may be subject to various regulatory inquiries and investigations, legal proceedings, and claims that arise in the normal course of business. These matters could result in the imposition of penalties or fines. In assessing loss contingencies related to such matters or unasserted claims that may result in such proceedings, the Company, with assistance of its legal counsel, evaluates the perceived merits of such inquiries or proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. When it is probable a liability has been incurred at the financial statement date and the Company can reasonably estimate the amount of the loss, the Company

Commitments and Contingencies (continued)

accrues the estimated loss. If the assessment indicates that a material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The Company is currently the subject of regulatory inquiries pertaining to test messaging activity. The Company has received notices that regulatory staff have made a preliminary determination to recommend formal disciplinary action which may include an imposition of penalties or fines among other things. With assistance of legal counsel, the Company evaluated the notices and determined it was probable a liability had been incurred. The Company reasonably estimated the loss to be $300,000. As such, as of December 31, 2019, the Company has accrued $300,000 related to this matter.

(8) Net capital requirements and other regulatory matters

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The SEC's requirements also provide that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $250,000 in 2019.

At December 31, 2019, the Company had regulatory net capital of $54,009,425 which was $53,759,425 in excess of the required net capital.

Under a clearing arrangement with a clearing broker, the Company is required to maintain certain levels of net capital and comply with other financial ratio requirements. At December 31, 2019, the Company was in compliance with all such requirements.